FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of July, 2004

            (Indicate by check mark whether the registrant files or
        will file annual reports under cover of Form 20-F or Form 40-F.)
                    Form 20-F __X__              Form 40-F _____

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commis sion pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934. )
                    Yes ____                     No __X __

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         An announcement on obtaining government approval for acquisitions of interests and assets in five power plants, made on July 5, 2004, in English by Huaneng Power International Inc.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

                                      HUANENG POWER INTERNATIONAL, INC.

                                         By  /s/ Wang Xiaosong
                                           ____________________________
                                           Name:   Wang Xiaosong
                                           Title:  Vice Chairman


Date: July 5, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                               [GRAPHIC OMITTED]

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

                               (Stock Code: 902)

                OBTAINING GOVERNMENT APPROVAL FOR ACQUISITIONS
                                  OF INTERESTS
                        AND ASSETS IN FIVE POWER PLANTS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Reference is made to the announcement (the "Announcement") published by Huaneng Power International, Inc. (the "Company") on 16th April, 2004 and the Company's circular (the "Circular") dated 30th April, 2004. Unless stated otherwise, terms used herein shall contain the same meaning as in the Announcement and the Circular.

The Company hereby announced that it has obtained approval from the relevant PRC government authorities on 30th June 2004 in respect of the following transfer agreements (collectively, the "Transfer Agreements"):

1. The agreement dated 16th April, 2004 entered into between the Company and China Huaneng Group ("Huaneng Group") relating to the purchase by the Company of 40% equity interest in Hebei Hanfeng Power Generation Limited Liability Company and 90% equity interest in Jinggangshan Huaneng Power Generation Limited from Huaneng Group;

2. The agreement dated 16th April, 2004 entered into between the Company and Huaneng International Power Development Corporation ("HIPDC") relating to the purchase by the Company of 55% equity interest in Huaneng Hunan Yueyang Power Generation Limited Liability Company, 60% equity interest in Huaneng Chongqing Luohuang Power Generation Limited Liability Company and all assets and liabilities of HIPDC Yingkou Branch Company from HIPDC; and

3. The agreement dated 16th April, 2004 entered into between the Company and Jiangxi Provincial Investment Corporation ("JPIC") relating to the purchase of 10% equity interest in Jinggangshan Huaneng Power Generation Limited by the Company from JPIC.

All conditions of the Transfer Agreements have been fulfilled. The Company has paid an aggregate amount of RMB4.575 billion being the full consideration of the acquisitions to Huaneng Group, HIPDC and JPIC in accordance with the terms of the respective Transfer Agreements. Accordingly, the acquisitions as contemplated by the Transfer Agreements have been completed.

With the completion of the aforesaid acquisitions, the Company's equity-based generation capacity will increase by 3,096MW (representing 19.7%), from 15,736MW to 18,832MW. In addition, the acquisitions will also bring extra equity-based generation capacity under construction totaling 1,050MW, thus sustaining the Company's generation capacity growth and earning growth in the next couple of years.

                                                 By Order of the Board
                                                      Huang Long
                                                   Company Secretary

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng (Non-executive director)
Wang Xiaosong (Non-executive director)
Ye Daji (Non-executive director)
Huang Jinkai (Non-executive director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Gao Zongze (Independent director)
Zheng Jianchao (Independent director)
Qian Zhongwei (Independent director)
Xia Donglin (Independent director)

Beijing, the PRC
5th July, 2004